SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.5)*

BMC Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055921100
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

4,803,809

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,803,809

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,803,809

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,893,491

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,893,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,893,491

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,893,491

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,893,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,893,491

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of BMC Software, Inc.  (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of April 7, 2013 and amends and supplements the Schedule 13D filed on May 18, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$192,803,194
Elliott International Working Capital	$356,852,116

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On July 2, 2012, Elliott and Elliott International entered into an Agreement (the “Agreement”) with the Issuer, pursuant to which, among other things, the Reporting Persons agreed to certain standstill provisions.  On April 6, 2013, the standstill period terminated pursuant to the terms of the Agreement.

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.  As part of such activities, the Reporting Persons have in the past, and may in the future, take positions or make plans or proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy, strategic alternatives and future plans of the Issuer as a means of enhancing shareholder value.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 4,803,809 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.  Elliott owns 4,802,809 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 8,893,491 shares of Common Stock, which constitute 6.2% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 13,697,300 shares of Common Stock constituting 9.6% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – May 15 Letter (previously filed)

Exhibit C – The Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 8, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
11-Mar-2013	Common Stock	(8,750)	43.450000
27-Feb-2013	Common Stock	1,750	40.310000
11-Feb-2013	Common Stock	3,501	41.115500

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
11-Mar-2013	Common Stock	(16,250)	43.450000
27-Feb-2013	Common Stock	3,250	40.310000
12-Feb-2013	Common Stock	15,000	41.342300
11-Feb-2013	Common Stock	6,499	41.115500

All of the above transactions were effected on the open market.